Exhibit 99.3

C O R P O R A T E P A R T I C I P A N T S

Jeffrey Wayne Chalovich WestRock Company - President of Corrugated Packaging

Steven C. Voorhees WestRock Company - CEO, President & Director

Ward H. Dickson WestRock Company - Executive VP & CFO

C O N F E R E N C E C A L L P A R T I C I P A N T S

Adam Jesse Josephson KeyBanc Capital Markets Inc., Research Division - Director and Senior Equity Research Analyst

Anthony James Pettinari Citigroup Inc, Research Division - VP and Paper, Packaging and Forest Products Analyst

Brian P. Maguire Goldman Sachs Group Inc., Research Division - Equity Analyst

Christopher David Manuel Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

Clyde Alvin Dillon Vertical Research Partners, LLC - Partner

George Leon Staphos BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Lars F. Kjellberg Crédit Suisse AG, Research Division - Research Analyst

Mark Adam Weintraub The Buckingham Research Group Incorporated - Research Analyst

Mark William Connelly Stephens Inc., Research Division - MD & Senior Equity Research Analyst

Mark William Wilde BMO Capital Markets Equity Research - Senior Analyst

Paul C. Quinn RBC Capital Markets, LLC, Research Division - Analyst

Scott Louis Gaffner Barclays PLC, Research Division - Director and Senior Analyst

Steven Pierre Chercover D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

P R E S E N T A T I O N

Operator

Good morning, my name is Sharon, and I'll be your conference operator today. I would like to welcome everyone to the WestRock's First Quarter Earnings Results Call and announcement of acquisition of KapStone Paper and Packaging. At this time, I would like to turn the call over to Mr. James Armstrong, Vice President of Investor Relations.

Unidentified Company Representative

Thank you, Sharon. Good morning, everybody, and thank you for joining us today. We issued two press releases this morning, one concerning the quarterly results and another announcing our agreement to acquire KapStone Paper and Packaging Corporation. We've prepared slides to supplement our comments during today's conference call. You can find these on the Investor Relations section of our website.

With me on today's call are Steve Voorhees, WestRock's Chief Executive Officer; Ward Dickson, our Chief Financial Officer; Jeff Chalovich, our President of Corrugated Packaging; and Bob Feeser, President of our Consumer Packaging segment.

The call today will be an hour-long and will end at 9:30 Eastern. Following our prepared comments, we'll open up the call for Q&A.

Before we begin, I'd like to point out that during the course of today's call, we will be making forward-looking statements involving our plans, expectations, estimates and beliefs related to future events. These statements may involve a number of risks and uncertainties that could cause actual results to differ materially from those we discussed during the call. We describe these risks and uncertainties in our filings with the SEC, including our 10-K for the fiscal year ended September 30, 2017. Additionally, we will be referencing non-GAAP financial measures during the call. We provided reconciliations of these non-GAAP measures to the most directly comparable GAAP measures in the appendix of the slide presentation. The slide presentation is available on our website. So with that said, I'll turn it I'll turn it over to you, Steve.

Steven C. Voorhees - WestRock Company - CEO, President & Director

Thanks, James. Welcome to our team. I'm pleased you decided joining us, WestRock. And good morning, everyone, thank you for joining us on short notice. Before I get into the results of our first fiscal quarter and our agreement to acquire KapStone Paper and Packaging, I'll provide context for what we're doing at WestRock over the long term. For those of you joined us at Investor Day, you will recognize this context.

First, I believe paper and packaging are very attractive businesses where scale and differentiation matter. Second, our team at WestRock is building a paper and packaging leader with a differentiated strategy and capabilities to generate attractive returns over the long term. And third, margin expansion and capital investment provide WestRock an opportunity to generate $4 billion in adjusted EBITDA by 2022. The acquisition of KapStone fits extremely well into this context and will accelerate the achievement of our near-term and long-term goals. Before I cover the acquisition, I want to cover our first fiscal quarter results that provide a relevant biomarker of progress towards the long-term objectives.

Fiscal 2018 is off to a good start. Our adjusted earnings per share increased 85% and adjusted segment EBITDA increased 33% compared to last year. Our results were driven by outstanding performance by our corrugated packaging team. Our adjusted book tax rate for the quarter was 25%. This compares to our guidance of 32% to 33% for a $0.08 per share benefit. We generated $374 million of adjusted operating cash flow in the seasonally low first fiscal quarter. In addition to strong operating results, we had three items in GAAP earnings that were adjusted out of our $0.87 of adjusted EPS. These items include; first, a one-time tax benefit of $1.1 billion as a result of the reduction of our U.S. Corporate Tax rate. Second, a charge of $180 million on a pre-tax basis to reflect potential future cash payments from our decision to exit a multi-employer pension plan. The majority of this liability is payable over a 20-year period. And third, $28 million of impairments in our land and development business, which were largely tied to reduce values for natural gas mineral rights.

Sales for the quarter were $3.89 billion. This was a 13% increase over the prior year quarter. Total company adjusted segment EBITDA was up $164 million to $654 million and adjusted segment EBITDA margins increased 260 basis points to 16.8%. This was driven largely by favorable price of mix.

The corrugated packaging segment delivered outstanding results, driven by the full realization of the previously published PPW domestic price increases along with better export pricing, strong demand and favorable channel mix.

Corrugated packaging's adjusted segment EBITDA margins were 20.4% and were up 510 basis points year-over-year. Supply and demand fundamentals within our North America corrugated packaging business continue to be strong. We are on at 21.4 adjusted segment EBITDA margin in our North American corrugated packaging business this quarter. This was a 560 basis points increase over last year. Our fiscal first quarter North America daily box shipments increased 4% on a per day basis from the prior year period and January shipments are also up approximately 4% year-over-year.

The demand environment for consumer packaging is stable. We delivered volume growth across several of our targeted end markets, including food packaging, healthcare and personal care. These gains were offset by softness in North America mainstream beer, carbonated soft drinks and commercial print applications. Sales increased 17% and segment EBITDA increased 9%, driven by the net impact from the MPS acquisition and the sale of our dispensing business.

Backlogs across our most system were firm system backlogs were currently about 5 weeks and CRV backlogs are over 2 weeks with strong order inflow.

I'll now turn the call over to Ward to provide more details on quarter-end guidance.

Ward H. Dickson - WestRock Company - Executive VP & CFO

Thanks, Steve. As u know, executing our synergy and performance improvement goals is key to achieving our long-term objectives. We exited the December quarter at an annual run rate of $910 million and expect to achieve the $1 billion goal by the end of the third fiscal quarter.

Before I discuss second quarter guidance, let's start with the positive impact of tax reform. WestRock recognized a one-time benefit in the quarter of approximately $1.1 billion. This benefit reflected the re-measurement of the company's deferred tax assets and liabilities as well as the recognition of the tax liability for the mandatory deemed repatriation associated with foreign cash and earnings. With our September fiscal year, we will receive nine months of benefit of the federal rate reduction in fiscal 2018. And expect our adjusted book tax rate to be approximately 27% this year and approximately 26% in fiscal 2019.

In the second fiscal quarter, we expect the combination of volume price and mix to be positive in the range of $50 million to $60 million, sequentially. Transportation costs are being negatively impacted by winter weather, higher diesel cost and truck and rail shortages driven by strong economic conditions. The winter weather is also driving virgin fiber costs higher by 2% to 3%. During the second fiscal quarter, we expect moderate inflation in OCC prices. In total, we expect sequential commodity inflation of $40 million to $45 million pretax. Winter weather may have an additional $15 million to $20 million sequential impact.

To help you with your models, we've provided additional guidance on our tax rate and DNA. When all of these items are taken into account, we expect Q2 adjusted earnings per share to be slightly lower on a sequential basis, but significantly higher than last year's second quarter adjusted EPS of $0.54. We're reaffirming our previous sales and EBITDA guidance and raising our full year adjusted operating cash flow guidance to $2.45 billion due to a $150 million benefit from tax reform. I'll turn it back over to you, Steve.

Steven C. Voorhees - WestRock Company - CEO, President & Director

Thanks, Ward. I'm pleased to be able to announce that we signed a definitive agreement to acquire KapStone Paper and Packaging. Before I get too far, I want to express my admiration for Roger Stone, Matt Kaplan and the entire KapStone team for what they've built since 2005. It's an incredible story. I've been able to spend more time than ever with Roger and Matt over the past few months and it's only increased my regards of them as people and as businessmen. They're truly focused on the customers and their employers, which delivered outstanding returns for investors.

It's now been three years since we formed WestRock and our team has been building a leading paper and packaging company. KapStone is an outstanding fit with our business. The Corrugated Packaging operations will enhance WestRock's North American corrugated packaging business and provide complementary products and geographical locations that will enable us to better serve customers across our system. The addition the specialty paper products to WestRock's portfolio further expands our comprehensive range of differentiated products into heavyweight kraft rates that we currently do not produce. With the transaction, we're also acquired Victory Packaging, the packaging solutions distribution company with more than 60 facilities in The United States, Canada and Mexico. Victory provides opportunities for WestRock to integrate our system further downstream to an expanded set of customers.

I'm looking forward to welcoming KapStone employees to WestRock to provide them opportunities to sustain and advance their careers and I'm looking forward with working with them to help make WestRock an even more successful company.

We have a track record of successfully generating efficiency and productivity that increase performance and create value. The acquisition of KapStone is no exception as we expect approximately $200 million in synergy and performance improvements. Over half of which we think will be achieved within a year of closing.

Combined with WestRock's current business, we believe the transaction will generate significant cash enabling us to return to our targeted leverage ratio of 2.25 to 2.5x in fiscal 2019, while continuing to invest in our core business. We believe the economics of the transaction were compelling. WestRock will pay $35 per share for total enterprise value of $4.9 billion. The purchase price equates to less than 10x KapStone's annualized EBITDA performance over the past 6 months and an attractive 7x after anticipated cost synergies and productivity improvements. Importantly, the transaction is expected to be immediately accretive to adjusted earnings and cash flow. We expect the transaction to close in quarter ending September 30, 2018.

Let's turn to the structure of the transaction.

Under the terms of the merger agreement, KapStone stockholders will receive $35 per share in cash. KapStone stockholders will have an option to elect to receive 0.4981 shares of WestRock stock in lieu of cash. The selection will, in aggregate, be limited to 25% of the total consideration. This option gives KapStone's stockholders the opportunity to participate in the future upside of the combined business on a tax deferred basis.

KapStone's Chairman, Roger Stone, and President and CEO, Matt Kaplan, have entered into voting agreements to vote their shares in support of the transaction.

We will fund the transaction through committed acquisition financing and existing liquidity.

The combined company will have even greater capability to serve an expanded set of customers. On a combined basis, WestRock will generate nearly $20 million in annual sales, produce over 16 million tons of paper and be a leader in the growing consumer and corrugated packaging segments. With increased diversification across paper and packaging products, markets and substrates. KapStone will be integrated into our corrugated packaging segment, which will represent almost 2/3 of our overall business.

The transactions is excellent strategy fit for WestRock. First, the acquisition of KapStone will create opportunities for approximately $200 million in cost synergies and performance improvements. We do our homework up front, we have a strong track record of delivering our commitments across many transactions.

Second, the acquisition strengthens WestRock's presence on the West Coast. KapStone will help us to better compete in the growing agricultural markets in the region and will bring our value delivery model to our whole new set of customers.

Third, KapStone will broaden WestRock's portfolio of differentiated paper and packaging solutions, with the addition of attractive paper grades and distribution capabilities. The addition of KapStone's heavyweight kraft products which WestRock does not produce are complementary and will further broaden our enterprise-wide offerings enabling us to bring even more value to our current and prospective customers.

Fourth, the transaction increases the mix of virgin fiber-based paper in WestRock's portfolio. KapStone's 3 million tons of paper is made using 78% virgin and 22% recovered fiber. This will bring WestRock's overall mix of virgin fiber from 65% to 67% and allow for more flexibility.

Also the combined footprint will give us the ability to serve customers more efficiently. The transaction will enable us to bring our automated packaging solutions through APS and box-on-demand to same expanded markets. This will benefit our customers to lower cost, increased sales, reduced risk and also help them meet their sustainability goals.

And again, the acquisition will be immediately accretive to our adjusted EPS and cash flow.

KapStone will add four mills to complement our current geographic footprint. The addition of these mills will provide opportunities to further optimize our mill production and reduce both logistics and variable operating costs. The Longview mill gives us great logistical advantages with its strategic Northwest presence, while the other mills integrate well into our existing system.

The Charleston Cal Pines mills are in great fiber baskets that we know well. The mills provide us with additional operational flexibility across our larger mill system.

KapStone brings a complementary box plant system that enhances our national footprint. This will position WestRock to efficiently serve markets, where we did not previously had the local presence and expand service to the western agricultural market. With this extended geographic reach, we believe there will be significant opportunity to realize economies in freight and logistics costs due to the integration of our West Coast box plant system with the Longview mill.

I'll turn it back to Ward to talk about some of the financial aspects of the transaction. Ward?

Ward H. Dickson - WestRock Company - Executive VP & CFO

Thank you, Steve. We believe the acquisition will create significant sub cost synergies and performance improvements. We have multiple initiatives to reduce cost across the mill and converting network from both process and capital investment, supply chain optimization and our ability to leverage our scale.

In addition, there will be cost savings from the elimination of dual public and company references. Finally, there'll be able to quickly integrate additional container port production into Victory's distribution network.

We estimate total run rate synergies of approximately $200 million with approximately half of the synergies coming within the first 12 months. We have demonstrated that we can integrate acquisitions effectively, and have a proven track record of delivering on synergy and performance improvement goals.

While our near-term capital allocation focus will shift to reducing leverage, the transaction will not limit us from continuing to invest in our business.

We expect leverage to quickly return to our targeted range by the end of fiscal 2019.

I'll turn it back to you, Steve, to wrap it up.

Steven C. Voorhees - WestRock Company - CEO, President & Director

Thanks, Ward. The acquisition of KapStone aligns are extremely well with our strategy. The addition of KapStone strengthens our North American Corrugated Packaging business. It provides meaningful synergy and performance improvement opportunities and is very attractive financially. The acquisition builds on a positive momentum that we have in our corrugated packaging business that will accelerate our ability to reach our margin improvement objectives and meet our $4 billion adjusted EBITDA goal by 2022.

The acquisition plays to our strength and makes us a better company over the short and long-term. We remain focused on creating stockholder value. As we said before, we think about creating stockholder value as of 3-step process. The first step is starting with the customer. We provide a broad portfolio of paper and packaging solutions where we customize for the needs of our customers. This transaction improves our portfolio of paper and packaging solutions. Second, we execute well. This will allow us to generate significant cash. This transaction provides us the opportunity to improve performance and execute well over an expanded corrugated packaging system. Third, with this transaction, we're deploying our capital back into our business. The acquisition of KapStone Paper and Packaging will improve our business, grow our business and generate significant value for customers, employees and stockholders.

James, would you now please give the instructions for opening up the line for Q&A.

Mr. James Armstrong - WestRock Company - Vice President of Investor Relations

Thanks, Steve. I'd like to remind the audience that in the interest of time, please limit your questions to 1. We'll take as many as time allows. Sharon, please open the call for questions.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions) Your first question comes from Mark from Buckingham Research.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Congratulations. Obviously, you've been busy as always. One of the question certainly strategically financially looks good and the one question people often had on KapStone is quality of assets and therefore longer-term capital needs. We're hoping to get your perspective on that question?

Steven C. Voorhees - WestRock Company - CEO, President & Director

Sure. I'm going to let Jeff answer that as he has been over to the mills recently with his team and he has got the opportunity to review the operating records and meet with the key management. Jeff?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Good morning, Mark. As Steve said we have been through the mills recently and had previously been through the Longview mills so we're familiar with the asset quality and there is really no surprises from what we've seen. We think from what we've seen, we're able to manage those assets, invest appropriately through the mill system and using performance excellence and capital allocation strategy, improve the asset quality, the quality of the paper and we have a track record being able to do that, take SP fiber, Takoma and the Smurfit assets. We're going into clear item we're excited about the opportunity to integrate tons on West Coast and really work that into our entire system. So we're excited about the opportunity. We plan to capital appropriately and we know how to do that.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

And so if you contrast the way their asset looks relative to yours, would you say they're comparable? There are areas of clear opportunity to get them up to where ours are? Does it vary from asset to asset? Any color you can give?.

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Sure. It varies from asset to asset. But if you take the Takoma Mill in the West, it's a good mill and well integrated for us. And what we've seen is we think we have the ability to bring assets quality up to our standards. And we have a clear path that we see to do that.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

And 1 real quick one if I could. Just on the price increase: IP announced, KapStone also announced. Are you in a position where you can tell us given, I believe, the guidance you gave on all the multiples et cetera, presumably did not include another price increase. Just wanted to clarify -- I'm sure that's the case. But is there any color you can give us on what's going on pricing?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

No as you know, we can't comment on future pricing. While I can comment on the strength of our business. Our backlogs are strong, our shipments were up 4% last quarter, 4% in January, as Steve already said. Operating rates remain strong AFMP reported 99% operating rates. Export markets are strong. So -- and the economy, the backdrop of the economy is also strong. So strong market, strong economic, but can't comment on future pricing.

Steven C. Voorhees - WestRock Company - CEO, President & Director

And Mark, the multiples we gave where on a trailing basis annualized first quarter results.

Operator

Your next question comes from Chip Dillon from Vertical Research.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

First question is, did I -- I just want to confirm that the guidance this year does not include any incremental pricing increases in container board. And, maybe I missed this, but Steve, did you say that the 2022 target EBITDA was moved up from the 3.8 because of this deal? Maybe I misunderstood that?

Steven C. Voorhees - WestRock Company - CEO, President & Director

No, the target we gave on Investor Day was $4 billion. There is no change in that. And look, we will respond.

Ward H. Dickson - WestRock Company - Executive VP & CFO

The reaffirmation of our full year guidance reflects our current view inflationary items, but only assumes pricing for previously published price increases across both for our corrugated and consumer business. And so we are -- our current view is that we can maintain our EBITDA guidance for the full year.

Operator

Your next question comes from Anthony Pettinari from Citi.

Anthony James Pettinari - Citigroup Inc, Research Division - VP and Paper, Packaging and Forest Products Analyst

Just following up on Mark's question on asset quality, I think for a number of years you had a goal of increasing your forward integration rate. I think KapStone had a kind of a lower integration rate. Just wondering in terms of time line for reaching, I think, the 80% target that you've laid out how the acquisition potential impacts that?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

This is Jeff. We finished this quarter at 77% integration with the KapStone acquisition will be in the low to mid-70s still. The integration targets were hard and fast number as we said will continue to drive to the 80%. And that's really again the optionality we continue to address the details of our channels and we like the optionality that we have between the channels and we will continue to do that.

Operator

Your next question comes from George Staphos from Bank of America Merrill Lynch.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

My question is little bit of a two-part question. In total, Jeff and Steve and Ward, how will KapStone impact the way you run the business? Specifically, what key process and systems and data opportunities we see within KapStone? That has obviously been a big piece of the WestRock story over the last number of years? And then in that regard, in terms of how you evaluate business and run your business, does the potential KapStone acquisition change at all how you look at the algorithm for pricing at container board, not future pricing, but if the market and all the other things that go into the algorithm are as they are, would KapStone affect at all your choices in future pricing?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

George, this is Jeff. To start with your first question. The way we run the business is the same. We are a much different corrugated business today than when we acquired Smurfit Stone. The KapStone assets fit nicely into the regions that we already have established. So our management teams have come through the Smurfit acquisition; they've done multiple integrations, their operating platform is a mixture of Kiwi and Amtech. Those are the systems we run. We'll fully implement the Kiwi system through the plans that same thing we did with the Smurfit assets. We have a good way to do that and good data management system. Our performance excellence programs, commercial excellence programs will be rolled out through the plants the same way we do, in the regions as they fit today East Central and west regions. So we have the management teams in the areas already set up. We have the scale to integrate these quickly and integrate them well. And a very good training program with technical resources to be able to implement the systems and processes. So we won't change the way we go-to-market and the way we manage the business. The acquisition also provides a great growth area for us where we don't compete and some of the local markets in the West. So we like the mix of business that's really regional and local, and it gives us some scale in the West where we don't currently compete and puts us into new markets. It also gives us an opportunity to scale our automation platform. So our box-on-demand recent acquisition on our APS programs we really have a new area in markets to be able to leverage that platform, which we will continue to do in the northwest, their AG platform is very solid. So it gives us a chance to integrate our machinery business through the markets. And there is good synergies where we have complementary markets in areas that we need to be able to grow that we were capacity constrained. These assets give us tremendous opportunity to grow where we haven't with the systems and processes we already have in place. On the second part, I'm an accountant, it's been a long time, I can't really speak to algorithms and pricing and make forward comments on the pricing. I don't want to get into the pricing discussions, George.

Operator

You next question comes from the line of Adam Jefferson from KeyBanc.

Adam Jesse Josephson - KeyBanc Capital Markets Inc., Research Division - Director and Senior Equity Research Analyst

Just, Steve, one question comparing these assets in this business to Smurfit, how would you compare the quality of the assets of KapStone to Smurfit as well as how you expect the integration be similar or different?

Steven C. Voorhees - WestRock Company - CEO, President & Director

It is a totally different situation. If you recall, WestRock was at the time a $3 billion company and Smurfit took us to $10 billion. And I just tell you, it was a challenge to take all that on and we did it. And if you recall, we frankly retained the Smurfit management team for about a year, and then we changed management teams in the corrugated packaging business to the current management team which is led by Jeff Chalovich, Tom Stigers and I think a very talented group of people. And over the past 5 or 6 years, I think, they have very deliberately developed an outstanding business. We've installed Kiwi virtually across the entire system, we've installed a mill management system that will allow us to manage the processes. So, in that context, I think Jeff went through how KapStone fits very snuggly into our business. So the integration challenges, the asset quality challenges, I think, all of the challenges are much, much easier to address than Smurfit. I think these are two different situations.

Operator

Your next question comes from the line of Mark Connolly from Stephens .

Mark William Connelly - Stephens Inc., Research Division - MD & Senior Equity Research Analyst

Steve, container board is going to be more than 2/3 of the business, do you think you need to expand consumer to make more relevant? Are you letting consumers contribution continue to drop?

Steven C. Voorhees - WestRock Company - CEO, President & Director

Well, consumers contributions is the same as it was last week. And in consumer, we have got a great business which is very complementary to our entire business. And we're going to continue to look at opportunities across our entire business. Part of the reason for the merger was to create long-term opportunities for us to invest and build our business and that remains as true today as it did last week.

Operator

Next question comes from Steven Chercover with D.A. Davidson.

Steven Pierre Chercover - D.A. Davidson & Co., Research Division - MD & Senior Research Analyst

First, It seems like Victory was an opportunity to place boxes for KapStone, but their geographic fit and maybe their financial flexibility didn't allow them to really leverage it. Does your footprint allow you to fill it out really rapidly?

Steven C. Voorhees - WestRock Company - CEO, President & Director

It does. I'll let Jeff expand on that.

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

It's a good question. It does. We're a supplier currently to Victory and we have been for over 20 years. We know their business well. And it's a chance for us to forward integrate across a larger platform. We have the plans in the same areas. I think KapStone was a little bit of a disadvantage for their plant locations. We will quickly integrate business across the platform for Victory.

Operator

Next question comes from Scott Gaffner with Barclays.

Scott Louis Gaffner - Barclays PLC, Research Division - Director and Senior Analyst

My question was just is really strictly around the timing of the acquisition and sort of what drove the decision-making process sort of -- what, why, now because if I look at it it's a 35% premium to last night's close, but a 60% premium to where the stock traded sort of the last 7 months of 2017. So was there some strategic push that made it now that the best time? Or maybe you can help us with that a little bit?

Steven C. Voorhees - WestRock Company - CEO, President & Director

Thanks for the question. We've been really busy. And -- we announced the merger 3 years ago. We spun off Ingevity, we sold HHP and made a handful of acquisitions last year, including MPS. So I think just now is a good time from that standpoint as the corrugated packaging business has been improving and specifically our corrugated packaging business has been improving. I think we have the capability to take this those on the way organizationally that we just didn't have even 6 months or a year ago.

Operator

Your next question comes from Lars Kjellberg from Crédit Suisse.

Lars F. Kjellberg - Crédit Suisse AG, Research Division - Research Analyst

Just a question on capital allocation. Ward, you mentioned that the focus will shift towards deleveraging. How should we put that into context of this acquisition? And if you can put any color on incremental CapEx need required to KapStone $200 million in synergies and delaying any sort of major CapEx projects to be able to capture $200 million under this scenario.

Ward H. Dickson - WestRock Company - Executive VP & CFO

Thanks, Lars. I believe, this fits quite well into our capital allocation priorities. So depending upon the timing of the close, our initial leverage will be above 3x, but with the ongoing cash flow generation of both our business and the KapStone business and the achievement of the initial synergies, we believe that we will fall back into our targeted range by the end of fiscal 2019. The capital that we are planning is roughly $140 million to $150 million a year CapEx, that's their base CapEx plus any return generated capital that we need to include to capture the synergies. And we will, as we said, we will focus our short-term capital allocation priorities to return leverage in our targeted range. But it will not prevent us from proceeding on the strategic capital projects that we've already announced. And it is a testament to the strong cash flow generation that we have across our business.

Operator

Next question comes from Mark Wilde from BMR Capital Markets.

Mark William Wilde - BMO Capital Markets Equity Research - Senior Analyst

I think you guys are pretty familiar with that Longview Mill. There's been a lot of talk over time about potentially leveraging a lot of excess kind of pulping capacity of that mill. Can you just talk about the potential for that? And whether these recent changes, the tax code, might make that more attractive over the next 2 years?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Mark, this is Jeff. So we're familiar with the mill. I think the -- it's too early to say what we'll do with the assets completely. We're familiar with the capacity for the pulping. It’s not -- I don't think it's simple change, but it is too early to say categorically what the opportunity is there.

Operator

Next question comes from the line of Chris Manuel from Wells Fargo Securities.

Christopher David Manuel - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

A couple of -- 1 question with a couple of parts to it, can you talk us a little bit of expectations through the first half of the year? How you see some OCC stuff playing out in the market? And the second part was, by our math, if we continue to grow at about 4% in the first half of the year -- I'm sorry, 4% through January for corrugated, the markets can be pretty tight and it seems to us, coming into this being a more export player, that has to get throttled back quite a bit. How do you balance that, at least through the first half of the year, between pulling back at some export and some of your strategic customers down and I think from Mexico and that kind of stuff?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Sure. Chris, this is Jeff. I'll start with OCC. As you probably read, there has been 1.1 million licenses issued recently. So it's, we see, been down a bit and if you look at our forecast hasn't changed considerably. They'll be tons hitting China in future. So it's early to call what will happen with the quality requirements still at 5% and the license is being issued. So we're not clear that it is going to stay subdued through the first half of the year. On the second part, give me the second part of the question again, please?

Christopher David Manuel - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst Export.

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Export. We have full baggage. We continue to manage the tails of our business. We are supplying our strategic customers. And again, we have optionality to the tails. So if we have opportunities in domestic, or export that seem better than the box channel we will take those opportunities and we've done that. So we'll continue to service our strategy customers and we'll continue to manage the tails where we can make the most money on our products, we will sell them into those channels.

Operator

Your next question comes from Brian Maguire from Goldman Sachs.

Brian P. Maguire - Goldman Sachs Group Inc., Research Division - Equity Analyst

Just a question on the synergies. The target there it looks like it's a little over 6% at KapStone sales, seems a little bit high based on some of the recent deals you've done? I know you guys have done your homework on that but just wonder what gave some confidence that you could see a little bit of a higher synergies target than what you’ve seen in some of the prior deals?

Ward H. Dickson - WestRock Company - Executive VP & CFO

This is Ward. I think Jeff has articulated how it just fits extremely well into our network. So a large component of the synergies is our ability to optimize the supply chain and improve the pairings between mills and external customers and box plants and external customers and our internal supply chain. We also see that we have opportunities to leverage WestRock's scale from a procurement point of view, fiber procurement and other commodity procurement. So this deal, every deal is unique in terms of its complementary nature to our existing network and this fits so well into our -- both our mill and converting systems that it gives us tremendous confidence that we can achieve the targets.

Operator

Your next question comes from the line of George Staphos from Bank of America Merrill Lynch.

George Leon Staphos - BofA Merrill Lynch, Research Division - MD and Co-Sector Head in Equity Research

Quick one to finish off thanks for taking my follow on I just want to verify the synergy targets you provided both the end goal of $200 million, including performance improvements and the half by the end of fiscal '19 those were run rate targets, correct? And then as we look at the slices of the pie, on I think it is Slide 18, can you give us a little more color on in terms of what you're doing on the mill side both in terms of the process improvement, network optimization as well as performance improvements?

Steven C. Voorhees - WestRock Company - CEO, President & Director

George, I'll take first piece. And I'll have Jeff answer it. So it is run rate $200 million goal is a run rate goal and the achievement of half of it in the first full fiscal year is, again, our run rate goal. I'll reiterate some of the comments that I just made about the ability for us to optimize the supply chain to reduce logistics cost as we match mills and box plants with customer bearings and optimize the supply chain freight logistics. I'll have just talk about further opportunities and converting network.

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

George, the blue part of the charts are made up of fiber procurement opportunities, so optimizing fiber purchasing, energy costs improvements across the system, there's a large opportunity to implement our EPAM maintenance system so we see great opportunities across the mill system to do that, general productivity improvements to our win Six Sigma technicians and also some cap-ex related projects that we see opportunities for. So that's the major part of that slice of the pie.

Steven C. Voorhees - WestRock Company - CEO, President & Director

George I’m going to tack on, I'm going to just one of the great things about Smurfit, their systems was relatively complex from a papermaking standpoint, including grades so we took it on ourselves to invest in technology that allows us to dispatch our mill system in an extremely efficient way and we've been able to use that to pro forma the KapStone mill system that gives us a lot of confidence in the logistical supply chain integration and that portion of the synergies and performance improvements.

Operator

Your next question comes from Paul Quinn from RBC Capital Markets.

Paul C. Quinn - RBC Capital Markets, LLC, Research Division - Analyst

Just a question on -- you're talking about container board, we're talking about the Victory just on kraft paper KapStone has got about 1 million tons? How do you like that business, especially around export market? And what are you going to do different from what KapStones been doing?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Paul, this is Jeff. So we do like that business. Its complementary to what we have. So the heavier weight, multiple and also kraft bag puts us into markets where we don't have. And with the kraft bag market in favor as you look at plastic is being banned, we think that's a good opportunity for us. So we're going to learn more about that since we've just signed last night. But overall we like that market and that segment and it's complementary to one that we already have.

Operator

Your next question comes from the line of Scott Gaffner from Barclays.

Scott Louis Gaffner - Barclays PLC, Research Division - Director and Senior Analyst

Taking a follow up. Just 2 quick ones. 1, on the synergies. When I look at the number actually looks relatively conservative to me because if I look back just when you did Smurfit Stone you significantly over achieved your initial goal and even the initial goal was as a percentage of revenues higher than what you've outlined here. So can you maybe talk about your view on conservatism versus aggressiveness on the synergies? And then just one thing that hasn't been hit on here on the call is just the regulatory hurdles? Can you just talk about any approval that you might need outside of the U.S.?

Steven C. Voorhees - WestRock Company - CEO, President & Director

So we have $200 million, that’s the number we’re presenting  and we'll comment on whether it is conservative or not after we hit the $200 million. We think it's a great opportunity, we have great complementary businesses. With respect to regulatory clearance in addition to the U.S. we will need it in Mexico, Austria and Germany.

Operator

Your next question comes from the line of Mark Wilde from BMR Capital Markets.

Mark William Wilde - BMO Capital Markets Equity Research - Senior Analyst

I'm just curious KapStone has had a pretty bumpy last 4, 5 quarters? They seemed to have done a whole lot better based on the guidance this morning beginning the fourth calendar quarter. But what gives you guys confidence that these issues are really behind them at this point?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

Mark, I think from what we've seen the path that they've laid out is solid. I think that they've been executing better and what I am confident of is our ability to manage that system based on our history and results of running the business. So what I'm confident of mostly is our management team and how we can execute, and how it fits well into our system and the upside we have with managing the KapStone system.

Operator

Your next question comes from the line of Chip Dillon from Vertical Research.

Clyde Alvin Dillon - Vertical Research Partners, LLC - Partner

This is more for Ward. What kind of step-up would be a good number to use I know KapStone's DDNA was 180, would 220 be a bigger place to go just to cut to the chase if you'd seems like we assume 4% interest rate and that's the right depreciation I'm getting like $0.25 accretion without synergies and $0.85 with synergies. Any comments will be helpful?

Ward H. Dickson - WestRock Company - Executive VP & CFO

We'll be able to give more clarity about the purchase price allocation as we get closer to the close. But their run rate, as you said, of DNA is about between $185 million and $190 million. We estimate right now, but it's going to be, our initial estimates are $100 million higher than that.

Operator

Your next question comes from the line of Chris Manuel from Wells Fargo Securities.

Christopher David Manuel - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

Just 2 quick follow-ups. First to go back to OCC element. You had a old assumption at your Analyst Day and if memory serves it was about 140, 150 what is the new assumption for this year? And then I have a second follow-up?

Ward H. Dickson - WestRock Company - Executive VP & CFO

This is Ward. What we did provide was 140 average for the full year. And right now, our current estimate is approximately $10 below that for the full year.

Christopher David Manuel - Wells Fargo Securities, LLC, Research Division - MD & Senior Analyst

It's perfect. And then second follow-up question is with regards to the KapStone transaction, walk us a little bit of the process here? So is there -- do you anticipate any regulatory issues, may be with a look at mills on the West Coast since there a little bit concentration there like that type of stuff? Is that's any sort of a provision that either you can walk us or if there are material divestitures I think all of that nature? What's the -- any color would be helpful?

Steven C. Voorhees - WestRock Company - CEO, President & Director

We’ll be making our regulatory filings shortly, we don't believe the transaction raises any serious concerns in any jurisdictions which we may receive regulatory clearance. Our businesses are very complementary and enhances our presence in the West Coast and their heavy weight kraft paper products are products that we don't produce. Importantly, the acquisition will expand and improve the efficiencies of our mill and box plant system and we quantified that with about $200 million in cost synergies and performance improvements.

Operator

(Operator Instructions) Your next question comes from the line of Adam Josephson from KeyBanc.

Unidentified Analyst

Just one on your grade mix. So obviously with the mead merger you got much better on box board and you got bigger yet in box board yet again with multi-packaging. And now, you're going back toward container board, you're getting into kraft paper to a significant expense. Is there a strategic imperative to get bigger in 1 particular grade? And if so, why?

Steven C. Voorhees - WestRock Company - CEO, President & Director

There is not a strategic imperative to be bigger in one particular grade. We're a paper and packaging company. I think a lot of people look at our business between consumer and corrugated. I view them as highly related and complementary and one enhances the other. We have many, many customers that buy both from a manufacturing standpoint. Paper mill doesn't necessarily know what grade is making, you take fiber and you turn it into paper and our converting processes have great commonality as well. So I view us as a  paper and packaging company will continue to look at opportunities across our business, across our grades, as we've been doing for the past several years.

Operator

You next question comes from the line of Mark Weintraub with Buckingham Research.

Mark Adam Weintraub - The Buckingham Research Group Incorporated - Research Analyst

Just making sure on the tax rate for the KapStone, is there any reason why we wouldn’t expecting to see similar types of decline versus what's been seen historically as to what you’ve laid out for yourself, some 10% or 11% decline in the effective tax rate? Is that a good starting point?

Jeffrey Wayne Chalovich - WestRock Company - President of Corrugated Packaging

I will let KapStone publish their disclosure for the end of the year to clarify that for you. But the -- clearly their business even as compared to ours has higher U.S. mix. So in terms of earnings mix across the globe so they will clearly have meaningful benefits with the federal rate reduction.

Operator

At this time, we have no further questions.

Unidentified Company Representative

Thank you, Sharon. And thank you to our audience for your time this morning. We appreciate your interest in WestRock. If you have any questions following this call, the Investor Relations team is happy to help you. You can find our contact on today's earnings release. Thank you for listening, and have a great day.

Operator

This concludes today's conference call. You may now disconnect.

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Cautionary Statements Regarding Forward-Looking Statements

Any statements in this communication about WestRock Company, a Delaware corporation (“WestRock”)’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction among Whiskey Holdco, Inc., a Delaware corporation (“Holdco”), WestRock and KapStone Paper and Packaging Corporation, a Delaware corporation (“KapStone”), the expected timetable for completing the transaction, benefits and synergies of the transaction and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. WestRock cautions readers that a forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements, are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of KapStone stockholder approval; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate KapStone’s operations with those of WestRock; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of KapStone may be difficult; WestRock and KapStone are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; general economic conditions that are less favorable than expected. Additional information and other factors are contained in WestRock’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, recent current report on Form 8-K and recent proxy statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) . Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements made by WestRock, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication, and WestRock and KapStone undertake no obligation to update any forward-looking statement to reflect events or circumstances after such date, except as required by applicable law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Holdco, WestRock and KapStone. In connection with the proposed transaction, Holdco intends to file with the SEC the Form S-4 (the “Registration Statement”) which will include a prospectus with respect to shares of Holdco’s common stock to be issued in the proposed transaction a proxy statement for KapStone’s stockholders (the “Proxy Statement”) and KapStone will mail the Proxy Statement to its stockholders and file other documents regarding the proposed acquisition with the SEC. Stockholders of WestRock and KapStone are urged to read all relevant documents filed with the SEC, including the Registration Statement and the Proxy Statement, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s web site, http://www.sec.gov. Such documents are not currently available.

 Participants in Solicitation

WestRock, Holdco and KapStone and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of shares of KapStone common stock in respect of the proposed transaction. Information about the directors and executive officers of WestRock is set forth in the proxy statement for WestRock’s 2018 Annual Meeting of stockholders, which was filed with the SEC on December 19, 2017. Information about the directors and executive officers of KapStone is set forth in the proxy statement for KapStone’s 2017 Annual Meeting of stockholders, which was filed with the SEC on April 5, 2017. Investors may obtain additional information regarding the interest of such participants by reading the Registration Statement and the Proxy Statement (once available).

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.